Exhibit 99.3

Theratechnologies Announces Financial Results for First Quarter of 2013

Montreal, Canada – April 11, 2013 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) today announced its financial results for the first quarter ended February 28, 2013.

First quarter financial highlights

•	Revenues of $1,799,000
•	Royalties of $884,000
•	Decrease in expenses for selling & market development, general & administrative and R&D by 31.3 percent to $2,484,000 due to restructuring
•	Reversal of previous restructuring costs of $3,093,000
•	Net profit of $1,860,000
•	$17,905,000 in liquidities available at quarter-end

“Our financial results for the first quarter of 2013 demonstrate our continued commitment towards becoming cash-neutral. We continue to manage expenses very tightly as demonstrated by the signing of the amended lease agreement which will translate into a cash disbursement reduction of more than one million dollars a year. This is in addition to a substantial reduction in overall spending,” said Luc Tanguay, President and Chief Executive Officer of Theratechnologies.

“At the same time, we continue to move our business plan forward by regaining all commercialization rights for EGRIFTATM in Europe, working on the potential re-filing of EGRIFTATM in Europe, filing of an appeal in Canada and supporting our partner with regulatory submissions in Latin America,” concluded Luc Tanguay.

First Quarter Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and unaudited consolidated financial statements for the period ended February 28, 2013, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A for the first quarter ended February 28, 2013, and the unaudited consolidated financial statements can be found at www.theratech.com, www.sedar.com and www.sec.gov. Unless specified otherwise, all amounts in this press release are in Canadian dollars. As used herein, EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark.

Our revenues are mainly sales of EGRIFTATM to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and research services, which include milestone payments and the amortization of the initial payment received upon the closing of the agreement with EMD Serono. Consolidated revenue for the three months ended February 28, 2013 amounted to $1,799,000 compared to $3,190,000 in the comparable period of fiscal 2012.

Revenue generated from the sale of goods for the three months ended February 28, 2013 was $451,000 compared to $1,279,000 in the comparable period in fiscal 2012, reflecting a lower selling price and lower shipments to EMD Serono in the first quarter of 2013. The lower selling price is the result of the introduction of the new single-vial presentation of EGRIFTATM in October 2012. While the EGRIFTATM selling price is now lower, our markup in percentage terms remains unchanged. The lower volume reflects the fact that shipments can vary significantly in the short term as a function of EMD Serono’s procurement policies.

Royalties were $884,000 in the three month-period ended February 28, 2013, compared to $841,000 in the three-month period ended February 29, 2012. The current-year period includes the royalties earned in December 2012 and an estimate of the royalties earned in January and February 2013. The prior-year period includes the royalties earned in October, November and December 2011.

Revenue related to the amortization of the initial payment received upon the closing of the EMD Serono Agreement was $464,000 for the three-month period ended February 28, 2013, compared to $1,070,000 in the comparable period of fiscal 2012. The lower amortization amount in Fiscal 2013 reflects an extension made to the service period attributed to the initial payment in order to allow sufficient time for work that has yet to be completed.

For the three-month period ended February 28, 2013, the cost of sales of EGRIFTATM amounted to $668,000 compared to $1,337,000 in the comparable period of 2012. Cost of sales in the current period includes costs related to implementing manufacturing corrective measures required by the Brazilian regulatory authorities. Cost of sales in the current-year also includes a loss of $192,000 which occurred during the conversion of materials to finished goods in January 2013. We are in the process of analyzing the cause and the responsibility in regards to this event. In the interim, production of EGRIFTATM has been suspended until corrective measures are implemented. Management and the third-party supplier are currently working on corrective measures.

Research and development, or R&D, expenses, net of tax credits, for the three-month period ended February 28, 2013 amounted to $1,455,000 compared to $1,313,000 in the comparable period of 2012. R&D expenses in 2013 include our share of the costs of the two Phase 4 clinical trials, and expenses associated with helping our commercial partners to pursue regulatory approvals in their respective jurisdictions.

Selling and market development expenses for the three-month period ended February 28, 2013 amounted to $62,000 compared to $261,000 in the comparable period of 2012. With licensing agreements now in place for EGRIFTATM in major markets and the strong focus on becoming cash neutral as soon as possible our selling and market development activities are reduced to managing relationships with our existing commercial partners.

General and administrative expenses for the three-month period ended February 28, 2013 amounted to $967,000 compared to $2,043,000 in the comparable period of 2012. The expenses were considerably lower as a result of the restructuring and adjustments to remuneration.

In the three-month period ended February 28, 2013, we reversed restructuring costs in the amount of $3,093,000 compared to an expenses of $6,058,000 in the comparable period of 2012. The prior-year period costs were related to the restructuring in the first quarter of 2012 and included an onerous lease provision of $4,055,000. The lease amendment agreement triggered the reversal of the remaining portion of the onerous lease provision in the amount of $3,119,000 after deducting expenses related to the agreement.

Finance income for the three-month period ended February 28, 2013 was $160,000 compared to $277,000 in the comparable period of 2012. Interest revenues in 2013 were lower than 2012 due to the gradual decline in the portfolio size as investments are liquidated to fund operations.

Finance costs for the three months ended February 28, 2013 were $40,000, whereas finance costs in the comparable period of 2012 were a gain of $67,000 on positive foreign exchange fluctuations.

Taking into account the revenues and expenses described above, the net profit for the three months ended February 28, 2013 amounted to $1,860,000, compared to a net loss of $7,484,000 in the comparable period of 2012. On a per share basis, the net profit for the three-month period ended February 28, 2013 was $0.03 compared to a net loss of $0.12 in the comparable period of 2012.

As at February 28, 2013, liquidities, which include cash and bonds, amounted to $17,456,000 and tax credits and grants receivable amounted to $449,000, for a total of $17,905,000 compared to $20,924,000 at November 30, 2012.

Cash flows used in operating activities for the three-month period ended February 28, 2013 amounted to $2,884,000 compared to $7,929,000 in the comparable period of 2012. The current-year period reflects a $921,000 reduction in accounts payable and accrued liabilities.

Conference Call Details

A conference call will be held today at 8:30 a.m. (ET) to discuss the results. The call will be hosted by Luc Tanguay, President and Chief Executive Officer. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-800-743-4304 (North America) or 1-416-981-9000 (International). The conference call will also be accessible via webcast at www.theratech.com. Audio replay of the conference call will be available until April 25, 2013, by dialling 1-800-558-5253 (North America) or 1-416-626-4100 (International) and by entering the playback code 21652962.

About Theratechnologies

Theratechnologies (TSX: TH) is a biopharmaceutical company that specializes in innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s belief and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the regulatory approval of EGRIFTATM in various territories outside of the United States, the capacity of our commercial partner in the United States to continue the commercialization of EGRIFTATM in that country, the capacity of our commercial partners outside of the United States to commercialize EGRIFTATM in their respective territories, our capacity to become cash neutral and to tightly control our expenses and our capacity to re-file a marketing authorization application in Europe or in certain European countries for EGRIFTATM .

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: EGRIFTATM will receive approvals in various territories outside the United States, no additional clinical studies will be required by regulatory authorities outside of the Unites States to obtain these regulatory approvals, EGRIFTATM will be accepted by the marketplace in territories outside of the United States and will be on the list of reimbursed drugs by third-party payors in these territories, the relationships with our commercial partners and third-party suppliers will be conflict-free, such third-party suppliers will have enough capacity to manufacture and supply EGRIFTATM to meet demand and on a timely basis, the prescription base in the United States for EGRIFTATM will continue to grow and no unexpected events resulting in unplanned material expenses will occur.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, but are not limited to, the following: the risk that EGRIFTATM is not approved in all or some of the territories where our commercial partners have filed and intend to file marketing authorization applications, the risk that the royalties generated from sales of EGRIFTATM in the United States do not increase or that they decrease, the risk that conflicts occur with our commercial partners jeopardizing the commercialization of EGRIFTATM, the risk that the supply of EGRIFTATM to our commercial partners is delayed or suspended as a result of problems with our third-party suppliers, including audits by regulatory agencies, the risk that EGRIFTATM is withdrawn from the market as a result of defects or recalls, the risk that our intellectual property is not adequately protected, the risk that even if approved in territories outside of the United States, EGRIFTATM is not accepted in these marketplaces or is not on the list of reimbursed drugs by third-party payors and the risk that unexpected events occur resulting in unplanned material expenses.

We refer potential investors to the “Risks Factors” section of our Annual Report on Form 20-F dated February 26, 2013 available at www.sedar.com, www.sec.gov and www.theratech.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Denis Boucher

NATIONAL Public Relations

Phone: 514-843-2393

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